CBC ACQUISTION CORP. 1
745 E. Valley Blvd. #326
San Gabriel, California 91776

May 9, 2011

Michael Clampitt
Senior Counsel
United States Securities and Exchange Commission
100 F Street, NE Mail Stop 3561
Washington, D.C. 20549

Re:	CBC Acquisition Corp. 1 Amendment No. 1 to Form 10-12G Filed April 21, 2011 File No. 000-54176

Dear Mr. Clampitt:

This letter is in response to the comments contained in the Staff’s letter to CBC Acquisition Corp. 1 (the “Company”), concerning the Amendment No. 1 to the registration statement on Form 10 (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission on April 21, 2011 and dated May 3, 2011 (the “Comment Letter”).

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. On behalf of the Company, the following are our responses to the Staff’s comments:

Amendment No. 1 to Form 10-12G

Properties, page 7

1.           Noting your response, please revise future filings to disclose, if true, that the company’s address is a rented mailbox.  If not, please revise to disclose, if applicable, Mr. Wu’s address or the address where the equipment utilized is located.

RESPONSE:

The Company will revise future filings to disclose that the company’s address is a rented mailbox.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely, CBC Acquisition Corp. 1 By: /s/ Chi Wu Chi Wu President